[LETTERHEAD OF REPUBLIC ENGINEERED STEELS]

July 30, 1998

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

                                                                   July 30, 1998

Dear Stockholder:

     On behalf of the Board of Directors of Republic Engineered Steels, Inc. ('Republic'), I am pleased to inform you that on July 23, 1998, Republic entered into an Agreement and Plan of Merger (the 'Merger Agreement') with RES Holding Corporation ('Parent') and RES Acquisition Corporation, a wholly owned subsidiary of Parent ('Purchaser'). Pursuant to the Merger Agreement, Purchaser is today commencing a tender offer to purchase all of the outstanding shares of Republic's common stock, par value $.01 per share (the 'Shares'), at $7.25 per Share in cash (the 'Offer'). The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 26, 1998.

     Following the successful completion of the Offer, the Merger Agreement provides that, subject to the conditions set forth therein, Purchaser will be merged with and into Republic (the 'Merger') and all Shares not purchased pursuant to the Offer will be converted into the right to receive $7.25 per Share in cash or such higher price as may be offered pursuant to the Offer.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF REPUBLIC STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT REPUBLIC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 which is being filed with the Securities and Exchange Commission. Among other things, the Board of Directors considered the opinion of its investment banker, Lazard Freres & Co. LLC ('Lazard'), to the effect that as of the date thereof and based upon and subject to the assumptions and other matters set forth therein, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The enclosed Schedule 14D-9 describes the Board's decision and contains important financial and other information relating to that decision, including the full text of the opinion of Lazard. I urge you to read it carefully.

     Also enclosed is Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering the Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     I, personally, along with the entire Board of Directors, management and employees of Republic, thank you for your support.

                                           Sincerely,

                                           /s/ Russell W. Maier
                                           _______________________

                                           Russell W. Maier
                                           Chairman, President and
                                           Chief Executive Officer